CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 4, 2010

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: February 4, 2010	By	/s/ Daniel Salazar Ferrer, CFO__

Industrias Bachoco Announces Fourth Quarter and 2009
Full Year Results

Celaya, Gto., Mexico, - February 4, 2010 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results for the fourth quarter and full year ended December 31st, 2009. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, data is presented in nominal Mexican pesos.

Highlights:

•	Total sales for the fourth quarter rose 2.2% and 15.7% during 2009

•	The Company continued to record historic chicken volume sales

•	EBITDA margin was 3.5% for 4Q09 and 8.9% in 2009, up from 4.2% in 2008.

•	Earnings per ADS in 2009 reached $1.23 USD compared to a net loss of $0.84 USD in 2008. Loss per ADS in 4Q09 at $0.17 USD was better than the loss recorded in the same year-ago period.

•	In the fourth quarter, the Company recorded a one time charge related to deferred taxes following the changes in the Mexican income tax rate

CEO’s Comments:

Cristóbal Mondragón, Bachoco’s CEO, stated, “During the fourth quarter, we observed lower raw materials prices, which coupled with our efficiency strategy, allowed us to improve the cost of sales.

“The chicken industry was also stable during the quarter; there was a good level in the supply and demand balance, especially around the holiday season. However, prices remained under pressure, and were mainly attributed to a weaker purchasing power of the Mexican population as the economy slowed down. We expect prices to improve as the Mexican economy shows signs of recovery.

“Our egg business line was strong during the year given that eggs are the lowest-cost animal protein in Mexico. Also, our balanced feed business line results improved during the year, even when the sales volume continued to be affected.

“At the year end, the balance was positive, reaching significant improvements from last year: we recorded the highest chicken volume sales, and positive operating and net margins, while we increased our chicken market share as a result of our latest business acquisition. Our leadership in Mexico remains solid as well as our financial position,” concluded Mr. Mondragón.

FOURTH QUARTER 2009 RESULTS
Net sales	4Q09 (%)	4Q08 (%)
Chicken	77.2	77.7
Eggs	10.4	10.0
Balanced feed	6.1	6.4
Swine	1.1	1.1
Other lines	5.2	4.8
Total Sales	100.00%	100.00%

Net Sales
Net sales for the fourth quarter amounted to Ps. 5,800.3 million, 2.2% above the Ps. 5,674.3 million reported in 4Q08. This increase was mainly driven by a 1.6% increase in chicken sales, a 6.3% increase in table eggs sales, and a 2.8% increase in swine sales; which were partially offset by a 2.3% decrease in balanced feed sales.

Operating Results
Bachoco’s fourth quarter gross margin was 12.2%, above the 9.8% registered in the same 2008 quarter. The increase in the gross margin is attributed to the 5.5% increase in sales volume, which was partially offset by a 3.2% decrease in the sale prices.

The Company had an operating profit of Ps. 38.0 million, compared to an operating loss of Ps. 79.1 million in the same 2008 quarter. The operating margin for 4Q09 was 0.7%.

EBITDA amounted to Ps. 205.3 million, compared with Ps. 76.8 million reported in the same 2008 quarter.

Taxes
Total taxes for the fourth quarter were Ps. 188.2 million.  This amount includes a one-time charge of Ps 188.4 million related to deferred taxes, which resulted from the change in the rate of income tax for the agricultural sector in Mexico that took effect as of January 1st, 2010. This effect does not affect the Company’s cash flow.

Comprehensive Financial Income (Cost)
The Company’s financial comprehensive cost was Ps. 0.3 million during the quarter, compared to a financial comprehensive cost of Ps. 1,056.0 million reported in the same last year-ago quarter.

Net Majority Income (loss)
Net majority loss for the fourth quarter was PS. 109.5 million, or Ps. 0.18 per share (US$0.17 per ADS), compared to a net majority loss of Ps. 873.5 million, or Ps. 1.46 per share (US$1.34 per ADS) reported in the same 2008 period.

RESULTS BY BUSINESS SEGMENT

Chicken
Sales of chicken products increased 1.6%, while chicken prices decreased 6.2% during the quarter and chicken volume grew 8.4%. Even when the sales and sales volume increased during the quarter, chicken prices remained affected, and declined significantly from 4Q08, mainly due to the weaker purchasing power of Mexican consumers.

Table Eggs
Demand for table egg products remained strong during the fourth quarter. Sales of table eggs increased by 6.3% during the quarter as egg volume rose 6.4% from the previous year; this result was partially offset by a slight decrease in egg prices of 0.1%.

Balanced Feed
Sales of balanced feed decreased by 2.3%, mainly due to a 0.3% increase in prices and 2.0% decrease in balanced feed volume. This business line remained affected by higher costs and decreased demand.

Swine
The swine business line was stable during the 4Q09. Sales rose 2.8% during the fourth quarter, as a result of a 2.4% gain in swine prices and a 0.4% increase in swine volumes when compared to the same 2008 quarter.

Other Lines
Sales of other lines increased 9.5% when compared with 4Q08. The main products sold were turkey and by-products.

YEAR 2009
Net sales	2009 (%)	2008 (%)
Chicken	78.3	76.9
Eggs	10.1	10.6
Balanced feed	6.3	7.3
Swine	1.0	1.0
Other lines	4.3	4.2
Total Sales	100.00%	100.00%

Net Sales
Net sales for the year 2009 amounted to Ps. 23,271.8 million, 15.7% above the Ps. 20,109.6 million reported in 2008. The increase was mainly driven by the 17.8% increase in chicken sales, 11.8% in table eggs sales and 11.7% in swine sales; which were partially offset by a slight decrease in balanced feed sales of 0.4%.

Operating Results
The Company’s gross margin for 2009 was 16.9%, higher than the 13.1% recorded in 2008, and was attributed to higher sales in most of our business lines, mainly in chicken and table eggs products. The Company’s operating profit, of Ps. 1,426.7 million, compares favorably to an operating profit of Ps. 233.2 million recorded in 2008. EBITDA, of Ps. 2,079.5 million, was well above the Ps. 837.8 million recorded in 2008. EBITDA margin for year 2009 was 8.9%.

Taxes
Total taxes registered for the year amounted to Ps. 412.2 million.

Net Majority Income
Net majority income for the year was Ps. 807.0 million, or Ps. 1.35 per share (US$1.23 per ADS), compared to net loss of Ps. 548.5 million, or Ps. 0.91 per share (US$0.84 per ADS) reported in 2008.

Balance Sheet
Liquidity is solid with cash and cash equivalents amounting to Ps. 2,502.7 million as of December 31, 2009. The total debt outstanding for the same period was Ps. 963.8 million.

Capital Expenditures
CAPEX during the year 2009 amounted to Ps.835.7 million.

Exhibits:
A.- Consolidated Balance Sheets
B.- Consolidated Statement of Income
C.- Consolidated Statement of Cash Flows
D.- Derivatives Position Report

Company Description
Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, eggs, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are located in Celaya, Guanajuato, Mexico.
For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

Exhibit A: Consolidated Balance Sheets

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2009(1)	2009(2)		2008(2)
		As of December 31,		As of December 31,
ASSETS
Current assets
Cash and cash equivalents	$191	Ps	2,503	Ps	1,972
Total accounts receivable	114		1,498		1,568
Inventories	346		4,519		5,157
Other current assets	-		-		-
Total current assets	651		8,519		8,698
Net property, plant and equipment	834		10,910		10,689
Other non current assets	31		409		366
TOTAL ASSETS	$1,517	Ps	19,838	Ps	19,753

LIABILITIES
Current liabilities
Notes payable to banks	45		592		229
Accounts payable	132		1,723		1,942
Other taxes payable and other accruals	28		361		365
Total current liabilities	205		2,675		2,536
Long-term debt	28		372		397
Labor obligations	8		104		78
Deferred income taxes and others	156		2,040		2,686
Total long-term liabilities	192		2,515		3,162
TOTAL LIABILITIES	$397	Ps	5,191	Ps	5,698
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	175		2,295		2,295
Paid-in capital	57		745		744
Reserve for repurchase of shares	12		159		159
Retained earnings	810		10,591		11,418
Net majority income of the year	62		807		(549)
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		(55)
Total majority stockholder's equity	1,116		14,598		14,013
Minority interest	4		50		43
TOTAL STOCKHOLDERS' EQUITY	1,120		14,648		14,056
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,517	Ps	19,838	Ps	19,753
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.08    Source: Mexico's National Bank, as of December 31, 2009.
(2) Millions of Mexican nominal pesos

Exhibit B: Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-

	FOURTH QUARTER					FULL YEAR
	U.S.D.	Mexican Pesos				U.S.D.	Mexican Pesos
	2009(1)	2009(2)		2008(2)		2009(1)	2009(2)		2008(2)

Net sales	$443	Ps	5,800	Ps	5,674	$1,779	Ps	23,272	Ps	20,110
Cost of sales	389		5,093		5,118	1,478		19,331		17,482
Gross profit (loss)	54		708		556	301		3,941		2,628
Selling, general and administrative expenses	51		670		635	192		2,514		2,395
Operating income (loss)	3		38		(79)	109		1,427		233
Other income (expense) net	3		43		13	(5)		(63)		(14)
Comprehensive financing (cost) income	(0)		(0)		(1,056)	(10)		(134)		(1,308)
Interest income	2		24		(539)	10		131		-
Interest expense and financing expenses	(2)		(25)		(672)	(7)		(96)		(853)
Foreign exchange gain (loss), net	(0)		(2)		155	(3)		(39)		160
Other financial income (expense) net	0		3		-	(10)		(130)		(615)
Income before income tax, asset tax	6		81		(1,122)	94		1,230		(1,090)
Total income taxes	14		188		(247)	32		412		(543)
Income tax, asset tax	2		31		9	8		103		78
Deferred income taxes	12		157		(256)	24		309		(621)
Net income	$(8)	Ps	(107)	Ps	(875)	63		818		(546)
Minority net income	0		2		(2)	1		11		2
Majority net income	(8)		(109)		(873)	62		807		(549)
weighted average shares outstanding (in thousands)	599,995		599,995		600,000	599,946		599,946		600,000
Net majority Income per share (in U.S.D per ADS)	(0.17)		(0.18)		(1.46)	1.23		1.35		(0.91)
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.08    Source: Mexico's National Bank, as of December 31, 2009.
(2) Millions of Mexican nominal pesos

Exhibit C: Consolidated Statement of Cash Flows

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows

		Mexican Pesos
	U.S.D.	2009(2)		2008(2)
	2009(1)	As of December 31,		As of December 31,

NET MAJORITY INCOME BEFORE INCOME TAX	$94	Ps.	1,230	Ps.	(1,090)
ITEMS THAT DO NOT REQUIRE CASH:	31		407		559
Other Items	31		407		559
ITEMS RELATING TO INVESTING ACTIVITIES:	48		626		648
Depreciation and others	50		653		605
Income (loss) on sale of plant and equipment	(1)		(16)		46
Other Items	(1)		(11)		(2)
ITEMS RELATING TO FINANCING ACTIVITIES:	17		227		238
Interest income (expense)	7		96		853
Other Items	10		131		(615)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$190	Ps.	2,489	Ps.	355

CASH GENERATED OR USED IN THE OPERATION	(33)		(430)		(474)

Decrease (increase) in accounts receivable	(0)		(2)		(115)
Decrease (increase) in inventories	46		599		(1,298)
Increase (decrease) in accounts payable	(20)		(260)		777
Income taxes paid	(59)		(768)		161

NET CASH FLOW FROM FINANCING ACTIVITIES	$157	Ps.	2,059	Ps.	(119)

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(62)		(812)		(1,096)
Acquisition of property, plant and equipment	(64)		(836)		(1,053)
Proceeds from sales of property plant and equipment	(2)		(21)		53
Other Items	3		45		(96)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$95	Ps.	1,246	Ps.	(1,215)

FINANCING ACTIVITIES

Net cash provided by financing activities:	7		98		147
Proceeds from loans	154		2,016		976
Principal payments on loans	(128)		(1,678)		(459)
Dividends paid	(19)		(250)		(354)
Other items	1		10		(16)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	41		530		(1,068)

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	151		1,972		3,040

CASH AND INVESTMENTS AT END OF PERIOD	$191	Ps.	2,503	Ps.	1,972
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.08
Source: Mexico's National Bank, as of December 31, 2009.
(2) Millions of Mexican nominal pesos

Exhibit D: Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of December 31, 2009	Quarter: 4
Table 1
	Objective of the		Value of the Related Commodity		Reasonable Value		Amounts Due
Type of Financial Instrument	Instrument	Notional	4Q-2009	3Q-2009	4Q-2009	3Q-2009	by Year	Guaranties Required
Forwards, knock out forwards, puts, collars and others under different amounts and conditions	Hedge and negotiation	$300,840	$13.08	$13.50	$2,004	$27,246
Futures for corn	Hedge	$29,054	Corn of March 2010: $4.145 USD/bushel	Corn of December and March: $3.4400 and $3.5675 USD/bushel respectively. Soybean meal of Dec and Jan. $285.5 and $282.7 USD/ton.	$-1,404	$-32,870	2010 and 2009	The deals consider the possibility of margin calls but not another kind of guarantee
Options for corn	Hedge and negotiation	$1,651	Corn of March 2010: $4.145 USD/bushel	Corn: $3.4400 USD/ per bushel for December and $3.5675 for January 2010.	$1,651	$699
None of the financial instruments exceed 5% of total assets as of December 31, 2009.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of December 31, 2009 at the exchange rate of Ps.13.08 per USD.
All the instruments will be due in 2010.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of December 31, 2009	Quarter: 4
Table 2
	Reasonable Value as Of December 31,	Value of the Related Commodity-reference value			Effect on the Income	Effect on the Cash Flow ***
Type of Financial Instrument	2009	-5.0%	2.5%	5.0%	Statement	-5.0%		2.5%	5.0%
Forwards, knock out forwards, puts, collars and others under different amounts and conditions*	$2,004	$12.43	$13.41	$13.73	Direct	$	- 2,332	$15,582	$42,336

		-5%	5%	10%		-5%		5%	10%
Futures for corn**	$ - 1,404	$3.9378	$4.3523	$4.5595	The effect will materialize	$	- 2,786	$ - 21	$1,361
Options for corn**	$1,651	$3.94	$4.35	$4.56	as the inventory is consumed		$2,129	$1,620	$1,886
A negative value means an unfavorable effect for the Company.
*The notional value represents the net position as of December 31, 2009 at an exchange rate of Ps.13.08 per USD.
** The reference value is the Futures and Options of corn for March 2010. $4.145 USD per bushel.
*** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown